Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

RESTATED CERTIFICATE OF INCORPORATION

OF

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

Northern Technologies International Corporation (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The present name of the corporation is Northern Technologies International Corporation and the date of filing the original Certificate of Incorporation of the corporation with the Secretary of State of the State of Delaware was October 12, 1977 under the name Northern Instruments Corporation.

SECOND: This Certificate of Amendment to Restated Certificate of Incorporation was duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code.

THIRD: The text of the first paragraph to Article IV of the Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

ARTICLE IV.

The Corporation shall have the authority to issue Fifteen Million Ten Thousand (15,010,000) shares of stock divided into Fifteen Million (15,000,000) shares of Two Cent ($.02) par value common stock and Ten Thousand (10,000) shares of no par value preferred stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Restated Certificate of Incorporation to be executed this 16th day of January, 2018, in its name and on its behalf by its Chief Financial Officer and Corporate Secretary pursuant to Section 103 of the General Corporation Law of the State of Delaware.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

/s/ Matthew Wolsfeld
Matthew C. Wolsfeld
Chief Financial Officer and Corporate Secretary